United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 25, 2025		Director of Investor Relations

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met on February 24, 2025, by electronic resolution, pursuant to Article 12, paragraph 1 of the Bylaws of Vale S.A. (“Vale or Company”), being present the members of the Board of Directors srs. Daniel André Stieler (”DS”) – Chairman, Marcelo Gasparino da Silva – Vice-Chairman (“MG”), André Viana Madeira (“AM”), Douglas James Upton (“DU”), Fernando Jorge Buso Gomes (“FB”), Heloísa Belotti Bedicks (“HB”), João Luiz Fukunaga (“JF”), Luis Henrique Cals de Beauclair Guimarães (“LHG”), Manuel Lino Silva de Sousa Oliveira (“OO”), Paulo Cesar Hartung Gomes (“PH”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), and Shunji Komai (“SK”). The works were secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. (“Vale”). Consequently, the Board deliberated the following subject: **“FINAL REPORT OF THE NOMINATION AND GOVERNANCE COMMITTEE FOR THE 2025 ANNUAL GENERAL MEETING AND LIST OF NOMINEES FOR THE BOARD OF DIRECTORS FOR THE 2025-2027 TERM**” – The Board of Directors has become aware of the Final Report ("Final Report") of the Nominating and Governance Committee ("CIG"). Subsequently, with the favorable recommendation of CIG, the Board of Directors: (1) unanimously approved the list of candidates to compose the Board of Directors, to be submitted to the deliberation of Vale's Annual General Meeting ("AGM") for the 2025-2027 term of office, namely: (a) Daniel André Stieler; (b) Anelise Quintão Lara; (c) Fernando Jorge Buso Gomes; (d) Franklin Lee Feder; (e) Heloísa Belotti Bedicks; (f) João Luiz Fukunaga; (g) Manuel Lino Silva de Sousa Oliveira; (h) Marcelo Gasparino da Silva; (i) Rachel de Oliveira Maia; (j) Reinaldo Duarte Castanheira Filho; (k) Shunji Komai; and (l) Wilfred Theodoor Bruijn; (2) based on the opinion of the external legal advisor, evaluated the adherence of the above candidates to the independence criteria set forth in the Bylaws and applicable legislation, and approved unanimously the classification of the following candidates as independent members: Anelise Quintão Lara, Frankin Feder, Heloísa Belotti Bedicks, Manuel Lino Silva de Souza Oliveira, Marcelo Gasparino da Silva, Rachel de Oliveira Maia, Reinaldo Duarte Castanheira Filho and Wilfred Theodoor Bruijn; (3) unanimously approved the nomination of Mr. Daniel André Stieler to the position of Chair of the Board of Directors, registering, herein, the abstention of Director DS for this item; and (4) unanimously approved the appointment of Mr. Marcelo Gasparino da Silva to the position of Vice-Chair of the Board of Directors, registering, herein, the abstention of Director MG for this item.” I hereby attest that the items above reflect the decision taken by the Board of Directors.

Rio de Janeiro, RJ, February 24, 2025.

Luiz Gustavo Gouvêa
Secretary

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O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 24/02/2025 é(são) :

- [x] Luiz Gustavo Garioli Gouvea (Signatário) - 004.862.987-10 em 24/02/2025 18:26 UTC-03:00
  Tipo: Assinatura Eletrônica

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  Client Timestamp Mon Feb 24 2025 18:26:09 GMT-0300 (Horário Padrão de Brasília)
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NOMINATION AND GOVERNANCE COMMITTEE
OF VALE S.A.

FINAL NOMINATION REPORT FOR THE
2025 ANNUAL SHAREHOLDERS' MEETING

February 21, 2025

TABLE OF CONTENTS

I. INTRODUCTION

The purpose of this Report is to present the results of the discussions and recommendations of the Nomination and Governance Committee of Vale S.A. (“Committee” and “Vale” or “Company”, respectively) related to the composition of Vale’s Board of Directors, aiming the election of said collegiate body that will take place at the Company’s Annual Shareholders’ Meeting to be held on April 30, 2025 (“2025 AGO”) for the 2025-2027 term of office.

Please note that the conclusions of this Report reflect the independent judgment of the Committee members, to be analyzed by the Board of Directors prior to its disclosure.

a. Nomination and Governance Committee’s Context

During the second half of 2024, the Committee conducted discussions and debates focused on the proposal for the composition of the Board of Directors for the 2025-2027 term, in an ordinary manner, aligned with its Work Plan.

In parallel to these discussions, the Committee also debated the reconstitution of the board in light of two vacant positions, with this process culminating in the election of two new Directors at an Extraordinary General Meeting held on November 14, 2024.

The concurrence of these two processes resulted in the mutual benefit of discussions and reflections on opportunities for the continuous evolution and improvement of the Board, including considering the results of the latest effectiveness evaluation process of the board and its Advisory Committees, as detailed later, which involved the participation not only of Board members but also of the Company's Executive Committee.

Additionally, the Committee Coordinator, Chairman of the Board of Directors, conducted roadshows and meetings with Vale's shareholders over the past few months,

representing more than 37% of its shareholder base, to gather perceptions regarding the topic and the Company. In this regard, he met more than 23 times with investors, market analysts, and institutional stakeholders, both national and global, in exclusive sessions as well as with other members of the Nomination and Governance Committee, the CEO, or members of the Company's executive leadership.

The Lead Independent Director (LID) of the Company also participated in this listening process. The LID's role is to act as an alternative contact for shareholders, support the Chairman of the Board of Directors, and serve as a liaison and mediator between the Chairman and the other directors, in accordance with the Bylaws and the Internal Regulations of Vale's Board of Directors ("Regulations"). In this capacity, the LID met more than 16 times with the Company's shareholders, both in joint forums with the Chairman of the Board, other members of the Nomination and Governance Committee, and Vale's executive leadership, as well as independently.

This dynamic fostered a significant rapprochement with Vale's key stakeholders and provided a comprehensive view of the Board of Directors, executive leadership, and major Vale’s shareholders regarding the main expectations and opportunities for the proposed composition of Vale's Board of Directors for the 2025-2027 term.

Finally, it is important to highlight that the nomination process covered in this Report was conducted in strict accordance to the Bylaws[1], Internal Regulations[2] and Vale’s Directors Policy[3], ensuring a transparent and structured succession planning for Vale's Board of Directors, which is a fundamental pillar for the evolution of the Company's governance as it reinforces the sustainability of the leadership renewal process, aligned with its purpose and strategic direction.

b. Vale’s Business Context

[1] Bylaws
[2] Internal Regulations
[3] Directors Policy

Vale is one of the global leaders in mining, and its vision for Vale 2030 is to be recognized as a reliable partner with the most competitive and resilient portfolio in the industry in which it operates.



Vale 2030:
our strategy
We are one of the global leaders in mining, and our vision for Vale 2030 is to be recognized as a trusted partner with the most competitive and resilient portfolio in our industry.
Delivering a high-quality, and flexible iron ore portfolio
Focusing on customer-oriented solutions
Accelerating copper growth
Superior portfolio
Trusted partner
Performance Driven
Vale 2030
Cultivating institutional relationships
Generating a positive impact for people and nature
Ensuring greater trust through increased transparency
Reference in safety and operational excelllence
Securing competitiveness through a talent-driven and agile company
Fostering innovation and digital solutions

The Company has a high-quality and flexible iron ore portfolio, which is resilient and competitive, and has been intensifying its focus on customer needs by adopting a technical and close approach, adapting its solutions to market trends with agility. Vale meets the growing demand brought by the expansion of renewable energy, electrification, and green infrastructure, accelerating the growth of its copper production, mainly in the Carajás region, capturing the advantages of a unique mineral endowment and synergies with the already established infrastructure in the region.

At Vale, safety and operational excellence are fundamental parts of its values and culture, and the Company is advancing to become a reference in safety and operational

excellence in the industry. Consistently, Vale improves its performance, increases the reliability of its operations, and ensures the integrity of its assets.

In parallel, the Company fosters a performance-oriented culture, focusing on results and ensuring greater competitiveness by being agile, increasingly diverse, more inclusive, and nurturing its talents. Additionally, it promotes innovation in its business, encouraging the development of digital solutions throughout the company and incorporating technological advances to operate more efficiently every day. In this context, it is worth mentioning that the Company has been advancing in circular mining, investing in tailings reprocessing while seeking to maximize the utilization of its resources.

Vale recognizes the importance of strengthening its relationships with society, communities, authorities, and all its stakeholders, based on transparency and respect, establishing open and transparent dialogues, and collaborating directly with its stakeholders to promote consensus on objectives and actions that enhance community empowerment and local socioeconomic development.

Finally, it is important to highlight the Company's responsibility to promote the generation of positive impacts for people and nature while continuously seeking to reduce its operational impacts. To this end, it works in collaboration with local communities, particularly indigenous groups and traditional communities, and supports conservation efforts, especially in the Amazon rainforest. In this regard, Vale has been continuously increasing its transparency to rebuild trust with its stakeholders, strengthening its position as a responsible and reliable partner in the mining industry.

This strategic context permeated the discussions of the Nomination and Governance Committee for structuring the proposal covered in this Report, a fundamental pillar for the consolidation and evolution of the Company's governance and for pursuing the Vale 2030 vision.

II. MAIN DISCUSSIONS AND RECOMMENDATIONS OF THE COMMITTEE

In August 2024, the Committee approved the Work Plan to guide its performance in view of the proposal presented herein, which included, among other topics, a)

reflections on the results of the most recent assessment process of the Board and Advisory Committees; b) updating of the Critical Competencies Matrix of the collegiate; c) assessment of the Board in force according to the updated Critical Competencies Matrix; and d) discussions on opportunities to strengthen the Board's critical competencies and plurality.

As mentioned initially, this process took place simultaneously with the discussions aimed at the recomposition of the board still in the 2023-2025 term, which provided a differentiated view, given the context then in force, after the successful completion of the succession process of the Company's CEO, in relation to opportunities for improvement and evolution of the Board to face the Company's challenges.

As a result of the Committee's Work Plan aimed at the proposal for the composition of the Board for the 2025-2027 term, the collegiate met 13 times, in the period between 08/19/2024 and 02/21/2025, and at its last meeting approved the issuance of this Report, which reflects the Committee's main discussions and recommendations on the subject, reinforcing Vale's commitment and transparency in relation to this process. of great relevance to the Company.

a. Reflections on the results of the Board of Directors' assessment process

Vale's Board of Directors periodically conducts, with the support of specialized and independent external advisors, an assessment process regarding its effectiveness, which stimulates reflections and debates on opportunities for its continuous improvement and reinforces the engagement of the Directors in this process.

The most recent assessment process, concluded in the first quarter of 2024, was attended by the Company's Directors and Executive Committee, providing a broad vision in relation to the priorities to be addressed for the evolution of governance and optimization of the performance of Vale's Board, aligned to the highest standards, compatible with a global *corporation*.

The results of the assessment were presented to the Directors in a consolidated manner, and from then on, priority fronts were aligned to evolve the effectiveness of the

Board and its Advisory Committees, among which a specific one regarding the Board nomination process for the 2025-2027 term stands out, as will be observed below.

As part of this assessment process, perceptions were shared regarding the evolution of the dynamics of the Board of Directors with the appointment, in 2023, of a new Chairman of the Board and the adoption, hitherto unprecedented, of a *Lead Independent Director* to act as an alternative contact for the Company's shareholders. In addition, the challenges experienced by the significant change in the composition of the Board resulting from the last election of the board, in 2023, were shared, with the significant renewal of more than half of its members, which required time for accommodation and alignment of expectations both on the part of the new directors and on the part of the Company and the intensification of the knowledge curve about Vale's business.

To address this challenge, the Board's *Onboarding* and Training Program was reviewed and reinforced, aiming to provide information and tools to boost the integration of new directors into the business context, Vale's culture and the dynamics of its governance, as well as bring them closer to the Company's main operations and stakeholders, catalyzing their performance as members of Vale's Board of Directors.

The Board assessment process also provided better visibility in relation to the evolution of its maturity and its main strengths, in the view of its directors and the Company's executives, with emphasis on i) the relevance of the Board of Directors' agenda and the degree of contribution to the Company's business, ii) the evolution in the Board's environment and in the relationships of trust, and iii) alignment on priorities for the collegiate, including strategy, culture, people, and institutional relations.

In addition, the importance of continuity was pointed out to strengthen the approximation and integration between the Board of Directors and the Executive Committee, which reflects in greater joint alignment in relation to strategic priorities to face the Company's vision of the future. This assumption is latent in the current context considering the recent election, in November 2024, of two new directors for the current term, which represents a renewal of approximately 15% of the collegiate, in addition to

the significant degree of recomposition of the Executive Committee implemented in the last months.

As the main opportunities for evolution identified during the Board's assessment process, we highlighted i) the strengthening of the collegiate's strategic agenda, ii) the deepening of the Board's direction for the assessment of senior leadership, and iii) the nomination process for the 2025-2027 term, object of this Report.

With regard to the preparation for the nomination process, reflections were recommended on opportunities to update the Board's Critical Competencies Matrix in order to reinforce the objective character of the assessment and possible complementation of training, in addition to expanding the plurality of the Board. The aforementioned Critical Skills Matrix is included in Annex I to this Report.

Finally, the importance of boosting the Directors in Action Program, instituted in 2023 and aimed at making directors available to support Vale's leaders in areas critical to the Company's success, was also signaled within the scope of the Board's assessment process. In this regard, it is worth mentioning that the Board has, since then, reinforced its presence in Vale's operations and institutional representation events, providing direct contact with stakeholders and local leaders and business challenges, catalyzing its institutional performance and knowledge about the Company.

b. Updating the Board of Directors' Critical Skills Matrix

Considering the results of the Board's assessment process mentioned in the previous item, the Committee focused on the Board of Directors' Critical Competencies Matrix, aiming to reinforce its objective character regarding the competencies that compose it and its respective measurement, catalyzing its alignment with the Company's challenges, and its update was approved by the Board on December 16, 2024, in the form of Annex I to this Report.

Additionally, the Committee discussed and identified, with the support of specialized external advice, opportunities to evolve the objective criteria for the individual proficiency scale for each of the competencies contained in the Board's Critical

Competencies Matrix, aiming to further enhance the accuracy of the assessment of the degree of coverage of these competencies considering the current collegiate, as well as its comparability with external candidates to be assessed.

c. Assessment of the Board of Directors according to the updated Critical Skills Matrix

Following alignment regarding the update of the Board's Critical Competencies Matrix and the assumptions for assessing the proficiency level in relation to each of the competencies, the Committee requested that the Directors[4] self-assess these competencies, highlighting the importance of considering, in this process, the criteria and objective indicators defined for the assessment, aiming for objectivity and accuracy of the consolidated results. The results of this assessment are included in Annex II of this Report.

Subsequently, the Committee analyzed, during its meetings, the results of the Directors' self-assessment in relation to the Critical Competencies Matrix and organized them, aiming to precisely identify the degree of coverage of the Board's Critical Competencies Matrix considering the current board, as well as to assess the balance of experiences and knowledge for the purposes of plurality and complementarity of profiles, considering the needs of the Board for the full performance of its functions.

As a result of this exercise, it was demonstrated that the current board possesses all the competencies identified as critical for the Board of Directors. This was further reinforced by the recent election of two directors to join the Board for the current term, whose profiles were selected by the Board and nominated for election by the shareholders at the time, specifically aiming to catalyze the plurality and complementarity of knowledge and experiences.

Despite this, the Committee identified opportunities to expand the coverage of certain competencies relevant to the Board, particularly related to knowledge of the

[4] *With the exception of the full and alternate directors appointed by the employees as a whole, who did not take part in the process.*

mining industry, global geopolitical vision, business innovation, and commercial and trading expertise.

Given the above, the proposed composition of the board for the 2025-2027 term, as outlined in this Report, aims to address the expectations of continuity for the Board of Directors in the evolution of its governance, aligned with the Company's strategic priorities. Additionally, it seeks to enhance the coverage of the Board's critical competencies for building the Vale of the Future: a company recognized by society as a benchmark in safety, the most reliable operator in its category, people-oriented, a leader in sustainable mining, and a reference in value creation and sharing.

Finally, it is essential to highlight that during the Committee's work, Vale's Governance mechanisms were observed to mitigate potential conflicts of interest, including those outlined in the Company's Related Party Transactions and Conflict of Interest Policy, which addresses such situations.

d. Discussion on assumptions of dedication and independence

Given the scale of Vale's challenges and the importance of time availability for the proper performance of functions on its Board of Directors, the Committee revisited, throughout its meetings, the overboarding assumptions adopted by Vale since 2022 for the evaluation of candidates and directors. These assumptions were developed based on criteria adopted by the Company's investors and proxy agencies, and the Committee found them to remain current and appropriate to the Company's reality.

For better visualization, the aforementioned *overboarding* assumptions of Vale are found in Annex II.

Additionally, the Committee reflected on the independence assumptions adopted by Vale, as set forth in its Bylaws, which are cumulative and even more restrictive compared to those provided in the Novo Mercado Regulations of B3 S.A. - *Brasil, Bolsa, Balcão*, including additional, objective criteria, such as time limitations for maintaining the condition of independence, in line with global governance practices, and considered them for the present nomination proposal.

For better visualization, the independence assumptions for Directors provided in Vale's Bylaws are found in Annex III.

In this regard, it is worth mentioning that, under Vale's Directors Policy, at any time, even after taking office, members of the Company's Board of Directors must immediately inform Vale of any event that affects their adherence to the minimum qualifications, including *overboarding*, and, when applicable, their classification as an independent member.

In view of the above, the Committee emphasizes that:

i) all the names on the nomination list presented herein meet and/or have committed to meeting Vale's *overboarding* concepts both at the time of their election by the 2025 AGM and throughout the entire 2025-2027 term; and

ii) the candidates identified in this Report as independent were classified as such based on evaluations conducted by the Committee, including self-declarations submitted by each of the respective names, and the matter should also be subject to evaluation by the Board of Directors, in accordance with Vale's Bylaws.

e. Succession Planning and Renewal of the Board of Directors

Based on the discussions mentioned in the previous items, the Committee pondered on the importance of harmonious planning and continuity of the Board of Directors for the consolidation of Vale's governance.

Under the terms of Vale's Directors Policy, the succession planning of the Board of Directors must consider the adequacy of its members, individually, and of the Company's governance bodies, as collegiate bodies, valuing the balance and complementarity of experiences, knowledge and diversity. Furthermore, it must contemplate, among other requirements, i) the cycle of action of its members in order to maximize their performance, reinforcing the sustainability of the process of renewal of

the collegiates, ii) the individual performance of its members, including through assessments and, iii) the assessment of the critical competencies of the collegiate *versus* the set of individual competencies of its members/candidates.

In this regard, considering a) that the current directors Douglas James Upton, Luis Henrique Cals de Beauclair Guimarães and Paulo Cesar Hartung Gomes have expressed their wish not to submit their names for reelection, for personal reasons, b) the average age curve of the Board contained in Annex IV, and also c) the average tenure of 2 years and 7 months considering the names contained in this Report, which also reflects the recent election of two directors in November 2024, the Committee considers the level of renewal resulting from this proposal for the composition of the board for the 2025-2027 term of office to be adequate, given the importance of the sustainability of the succession planning of the Company's Board of Directors.

f. Candidates Assessment

Based on reflections on the Board’s assessment, the degree of coverage in relation to the Critical Competencies Matrix considering the current collegiate, and also the individual intentions expressed regarding non-continuity in the collegiate for a new term of office, the Committee, with the support of specialized independent consultancy, carried out the assessment process of candidates for office as members of Vale's Board of Directors, aiming at a balanced composition of the collegiate, with emphasis on the diversity and complementarity of knowledge and experiences, competencies, skills and profiles, aiming at an increasingly qualified and safe decision-making process, aligned with Vale's purpose.

Based on these assumptions, the Committee, together with the LID, the Corporate Governance Officer and representatives of the specialized consultancy, conducted individual interviews with the Company's Directors to consolidate the ranking of the candidates included in the *long list* initially presented by the consultancy, independently, and after this process, the names that appeared in the following were identified: So, from a *short list* of candidates. Subsequently, the latter were then interviewed by the Committee and the LID, which presented to the BoD a proposal for an updated *ranking*, focusing on the reinforcement of critical competencies and plurality of the collegiate.

It should be noted that, according to Vale's Directors Policy, the following minimum qualifications are provided for members of the Board of Directors, in addition to those contained in the Bylaws and applicable legislation: i) to be aligned with Vale's purpose and key behaviors, as well as with its Code of Conduct, ii) not to have a conflicting interest of a structural nature with the Company and not to hold positions in companies that may be considered competitors in the market, except in the case of express dismissal, under the terms of the applicable legislation, iii) have an unblemished reputation, iv) have skills and knowledge for the performance of the function, aligned with any matrix of competencies, v) have time availability for the proper exercise of the function, and vi) not have exercised an elective mandate in the Executive or Legislative Branch during the 3 years prior to their nomination.

Thus, the proposal presented here not only reinforces the attraction of directors with extensive experience and critical skills to Vale's Board, but also catalyzes, in a significant way, the plurality of relevant experiences and knowledge to face the Company's present and future challenges.

In this regard, the consolidated result in relation to the Board's Critical Competencies Matrix is found in Annex V, considering the composition proposal contained in this Report.

g. Number of Board Members

In accordance with Vale's Bylaws, the Company's Board of Directors must be composed of a minimum of 11 and up to 13 members, with the Board currently consisting of 13 members.

In this regard, the Committee, when discussing the matter, recommended maintaining the size of the Board of Directors, therefore composed of 12 positions, in addition to those resulting from the separate vote by the Company's employees, for deliberation by the 2025 Annual General Meeting (AGM).

h. Distribution between Independent and non-Independent members

The Company's Bylaws stipulate that at least 7 members of the Board of Directors must be independent, a requirement that exceeds the assumptions of B3's Novo Mercado Regulations. As previously mentioned, the Company has also established additional criteria for assessing the independence of directors, including objective aspects of temporal limitation to maintain their condition.

Based on these assumptions, the proposed members of the Board of Directors in this Report represent the nomination of 8 independent directors out of a total of 13 directors, i.e., more than 60% of the board, balancing the composition of the Board with Vale's shareholder base. In this regard, the nominations of the current Board members Daniel Andre Stieler and João Luiz Fukunaga, Shunji Komai, and Fernando Jorge Buso Gomes by the reference shareholders Previ, Mitsui, and Bradespar, respectively, are noted.

III. PROPOSED MEMBERS OF THE BOARD OF DIRECTORS

Considering the provisions in the previous items of this Report regarding the activities carried out by the Nomination and Governance Committee, the Committee presents the following list of names for election by the 2025 Annual General Meeting (AGO) for the 2025-2027 term, based on the assumptions contained in this Report.

I. Daniel André Stieler
II. Anelise Quintão Lara – Independent Member
III. Fernando Jorge Buso Gomes
IV. Franklin Lee Feder – Independent Member
V. Heloísa Belotti Bedicks - Independent Member
VI. João Luiz Fukunaga
VII. Manuel Lino Silva de Sousa Oliveira – Independent Member
VIII. Marcelo Gasparino da Silva – Independent Member
IX. Rachel de Oliveira Maia – Independent Member
X. Reinaldo Duarte Castanheira Filho – Independent Member
XI. Shunji Komai

XII. Wilfred Theodoor Bruijn – Independent Member

The Committee considers it relevant to note some aspects about the new names selected for the proposed composition of the Board hereby presented:

Anelise Quintão Lara

With over 35 years of significant experience in the oil, gas, and energy industry, including the development and operation of large E&P projects, transportation logistics, and thermal generation at Petrobras. Independent and Brazilian, her nomination to the board will bring valuable technical skills as well as expertise in managing complex businesses, energy transition, innovation, and technology implementation. This will significantly contribute to Vale's strategic direction and further enhance the board's diversity.

Franklin Lee Feder

With a distinguished career at Alcoa spanning 25 years, including a decade as CEO for Latin America, Franklin Lee Feder brings extensive experience in the mining industry. His expertise encompasses capital projects, fundraising, and financial management. As an Independent American nominee, he will enhance the board's sectoral competencies in mining, steel, and metallurgy, offering a global perspective and significant contributions in strategy and finance.

Wilfred Theodoor Bruijn

With notable experience in the mining sector, Wilfred Theodoor Bruijn served as CEO of Anglo American Brazil for 4 years and previously as CEO of Usiminas for nearly a decade. He brings exceptional expertise in complex mining projects, capital allocation, cultural and strategic transformations, and *stakeholder* relations. As an independent Dutch nominee residing in *Belo Horizonte*, his appointment to the board offers a unique *mindset* for growth and transformation in the global mining industry.

The detailed resumes and the main competencies and experiences of each of the nominated members, as well as their correlation with the competencies identified in the

Board of Directors' Critical Competencies Matrix, can be found in Annex VI of this Report.

As provided for in Vale's Directors Policy, the nominated members underwent a background check conducted by the Corporate Integrity Department, and no relevant information was found that could prevent the nomination or recommendation of the candidates.

IV. CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS

Pursuant to the provisions of Vale’s Bylaws, the offices Chairperson and Vice-Chairperson of the Board are elected individually at the Meeting.

In this context, aiming at the continuity of the evolution of the Board of Directors and its governance observed in the last two years by the Company's main *stakeholders* - including shareholders, members of the Board of Directors and the Executive Committee - and in line with the assumptions contained in this Report, the Committee indicates:

i) the maintenance of Daniel André Stieler as Chairman of the Company's Board of Directors and;
ii) the maintenance of Marcelo Gasparino da Silva as Vice-Chairman of the Board of Directors.

The Committee therefore forwards the referred intentions for consideration by the Board of Directors and subsequent address for election purposes by the Company's shareholders at the 2025 AGM.

In this context, the Committee notes that, in line with the Company's Bylaws, once the 2025 AGM resolves on the election of a non-independent Chairman of the Board of Directors, the independent Directors elected shall appoint an Independent Director to act as *Lead Independent Director*, as an alternative contact for shareholders, as well as an element of dialogue between the Chairman of the Board and other Directors.

In view of the above, the proposal for the composition of Vale's Board of Directors for the 2025-2027 term of office contained in this Report reflects, in the Committee's independent understanding, its commitment to the transparency of the nomination process and to the quality and robustness of the succession planning of the collegiate, combining its composition with the challenges and vision of the Company's future.

The Committee members approved issuance of this Final Report, with the following individual reservations:

i) Daniel Andre Stieler abstained in relation to section IV, with regard to the office as Chairman of the Board of Directors, in line with the Related Parties Transactions and Conflicts of Interest Policy of the Company; and

ii) Marcelo Gasparino da Silva abstained in relation to section IV, with regard to the office as Vice-Chairman of the Board of Directors, in line with the Related Parties Transactions and Conflicts of Interest Policy of the Company.

Rio de Janeiro, February 21, 2025

Daniel Andre Stieler
Coordinator

Marcelo Gasparino da Silva

Rachel de Oliveira Maia

ANNEX I

Critical Competencies Matrix of the current BoD

Critical Competencies Matrix of Vale's Board of Directors

Management experiences

Relevant Executive Experience

Acting as a member of the Executive Committee and/or Board of Directors

Experience in the Asian business environment

Preferably in Vale's area of operation, especially in China

Finance & portfolio with value orientation and performance accountability

In the areas of corporate finance, capital allocation and asset portfolio management in large companies

Capital Markets

Knowledge of the capital market and the relationship with its agents, especially with long-term investors

Cultural transformation & talent management

Experience focused on the culture of value generation with social and environmental responsibility

Business Innovation

Experience with innovations potentially applicable to Vale and its value chain, including supporting the Company's climate strategy

ESG

In socio-environmental and governance areas, in integrity and compliance processes, preferably in natural resources industries. Desirable experience of engagement with society, especially with neighboring communities

Sector knowledge

Mining

Preferably in the iron ore and transition metals business

Steel and metallurgy

Including their Value Creation Drivers

Global chain logistics

Including Management and optimization of global supply chains

Oil & gas

Including their Value Creation Drivers

Functional knowledge

Institutional, governmental and regulatory relations

Acting with such instances, as well as in corporate communication

Commercial e Trading

Understanding of the geopolitical landscape and competitive environment, including current business and industry trends

Risk management and security

In organizations with a risk profile compatible with that of natural resource companies

ANNEX II

Vale's *overboarding* assumptions

As approved by the Board of Directors on 10/27/2022

(i) Hold a maximum of 4 positions on the concomitant Board of Directors (and/or Fiscal Council), including Vale, and also considering privately held companies, but excluding NGOs and pro *bono* Boards. The position of Chairman of the Board of Directors (and/or Fiscal Council) must be considered twice for this calculation;

(ii) In the case of professionals who hold an executive position in other companies, the recommendation is to accept only Vale as an additional demand for time. Executives responsible for monitoring investee companies must be exempt from this restriction, and their availability of time to dedicate to Vale's Board of Directors must be assessed;

(iii) The position of Chairman of Vale's Board of Directors must be held by a Brazilian professional who holds, at most, one more position of member of the Board of Directors (and/or Fiscal Council). Furthermore, the position of Chairman of Vale's Board of Directors should not be held by a professional who concomitantly holds an executive position in another company.

ANNEX III

Assumptions of Independence of Directors

As provided for in Vale's Bylaws

"Article 11, paragraph 4 - For the purposes of this article, the following shall be considered independent directors:

(i) as defined by the Novo Mercado Regulation; and

(ii) that do not hold a direct or indirect interest greater than five percent (5%) of the Company's capital stock or a formal or declared relationship with a shareholder that holds it.

In any case, one who has served, consecutively or not, five (5) or more terms, or ten (10) years as a director of the Company, shall not be considered an independent director."

ANNEX IV

Historical Curve of the Average Age of the Board of Directors

Board of Directors – Term of Office	Average Age of the Collegiate[5]
2015 - 2017	57
2017 - 2019	57
2019 - 2021	61
2021 - 2023	60
2023 - 2025	57
Current Collegiate	58
2025-2027	58

[5] *For the purposes of this indicator, the Director elected separately by the company's employees is considered.*

ANNEX V

MAIN QUALIFICATIONS AND EXPERIENCES	1. ANELISE QUINTÃO LARA	2. DANIEL STIELER	3. FERNANDO BUSO	4. FRANKLIN FEDER	5. HELOÍSA BEDICKS	6. JOÃO FUKUNAGA	7. MANUEL LINO SILVA DE SOUSA OLIVEIRA	8. MARCELO GASPARINO	9. RACHEL MAIA	10. REINALDO CASTANHEIRA	11. SHUNJI KOMAI	12. WILFRED (BILL) THEODOOR BRUIJN	GLOBAL EVALUATION BY COMPETENCE (NEW COLLEGIATE)
MANAGEMENT EXPERIENCES													
RELEVANT EXECUTIVE EXPERIENCE	3	3	3	3	3	3	3	3	3	2	2	3	2,8
EXPERIENCE IN THE ASIAN BUSINESS ENVIRONMENT	2	1	2	2	1	1	2	1	1	2	3	2	1,7
FINANCE & PORTFOLIO WITH VALUE ORIENTATION AND PERFORMANCE ACCOUNTABILITY	3	3	3	3	2	2	3	2	2	3	2	3	2,6
CAPITAL MARKETS	2	3	3	2	2	2	3	3	2	2	2	2	2,3
CULTURAL TRANSFORMATION & TALENT MANAGEMENT	2	3	2	3	3	3	3	3	3	2	2	3	2,7
BUSINESS INNOVATION	3	3	2	2	3	2	3	2	2	2	2	3	2,4
ESG	2	3	2	3	3	3	3	3	3	2	2	3	2,7
SECTOR KNOWLEDGE - MINING													
MINING	1	2	2	3	1	1	3	3	2	3	3	3	2,3
SECTOR KNOWLEDGE - OTHER AREAS	2,0	1,3	1,3	2,0	1,7	1,3	1,7	2,3	1,3	2,0	2,0	1,7	1,7
STEEL AND METALLURGY	1	1	1	3	1	1	2	2	1	3	2	2	1,7
GLOBAL CHAIN LOGISTICS	2	2	2	2	2	2	2	2	2	2	3	2	2,1
OIL & GAS	3	1	1	1	2	1	1	3	1	1	1	1	1,4
FUNCTIONAL KNOWLEDGE													
INSTITUTIONAL, GOVERNMENTAL AND REGULATORY RELATIONS	2	3	2	2	3	3	3	3	2	3	1	2	2,4
COMMERCIAL AND TRADING	2	2	2	2	2	2	2	2	2	3	3	2	2,2
RISK MANAGEMENT AND SECURITY	3	3	3	3	3	2	3	3	3	3	2	2	2,8
GLOBAL EVALUATION PER CANDIDATE	2,3	2,5	2,3	2,5	2,3	2,1	2,7	2,5	2,2	2,4	2,2	2,5	2,4

ANNEX VI

Resumes of Candidates for the Board of Directors - Term 2025-2027



Daniel Andre Stieler

- **Member of the Board of Directors at Vale S.A. and candidate for Chairman of the Board**
- Coordinator of the Nomination and Governance Committee
- Member of the Capital Allocation and Projects Committee

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Finance & Portfolio with Value-orientation and Performance *Accountability*
- Capital Markets
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk Management and Security

Time with Vale:
since 2021 (4 years)

Nomination of shareholder:
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Main experiences:

Mr. Daniel André Stieler graduated in Accounting Sciences from the *Universidade Federal de Santa Maria* ("UFSM") in 1989, and then he earned a postgraduate degree in Financial Administration from *Fundação Getulio Vargas* ("FGV") in 1998, an MBA in Auditing from FGV in 2000, and an MBA in Accounting from *Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras* ("FIPECAFI") in 2003. He has a Certificate by the ICSS, with an emphasis on administration, and a Certificate by the IBGC, for fiscal director. He is Chairman (since April/2023) and Member (since November/2021) of Vale's Board of Directors, Coordinator (since May/2023) and Member (since December/2022) of the Nomination and Governance Committee and Member of the Capital Allocation and Projects Committee (since May/2023). Main experiences in the last 5 years: **(i)** Coordinator of the Capital Allocation and Projects Committee (December/2022 to April/2023), Member (November/2021 to May/2022), and Coordinator of the Financial Committee (May/2022 to December/2022) and Member of the Nomination Committee (January/2022 to April/2022 and May/2022 to December/2022) of Vale; **(ii)** Member of the Fiscal Council of Braskem (since April/2024); **(iii)** President of *Banco do Brasil* Employees Pension Fund - PREVI (June/2021 to February/2023); **(iv)** Member of the Board of Directors of Brazilian Association of Closed Supplementary Pension Entities- ABRAPP (July/2021 to March/2023); **(v)** Member of the Board of Directors of Tupy S. A. (April/2022 to April/2023); **(vi)** Member of the Board of Directors of Alelo S.A. (April/2020 to April/2022); **(vii)** Member of the Board of Directors of Livelo S.A. (April/2020 to October/2021); **(viii)** Superintendent Officer (January/2021 to June/2021), Chairman of the Deliberative Council (July/2020 to January/2021) and Member of the Fiscal Council (June/2016 to July/2020) of *Economus* Social Security Institute; **(ix)** Member of the Deliberative Council of the Corporate University of Complementary Pension - *UniAbraap* (February/2021 to June/2021); **(x)** Statutory Controllership Officer at *Banco do Brasil S.A.* (July/2019 to January/2021); **(xi)** Member of the Fiscal Council of *Eternit S.A.* (March/2023 to March/2024).



Anelise Quintão Lara

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors at TotalEnergies
- Member of the Board of Directors at Trident Energy
- Member of the Board of Directors at *Mubadala Capital DW Brasil*
- Member of the Advisory Board of *Grupo Ultra*
- Member of the Board of Directors of IBP (*Instituto Brasileiro de Petróleo e Gás*)

Skills, Knowledge and Expertise:

- **Oil & Gas**
- **Business Innovation**
- **Risk Management and Security**
- **Relevant Executive Experience**
- **Finance & Portfolio with Value-orientation and Performance *Accountability***

Principais experiências:

Ms. Anelise graduated in Chemical Engineering from UFMG (1983), holds a master's degree in Oil and Gas Engineering from the *Universidade Federal de Ouro Preto* in Minas Gerais (1986), a PhD in Earth Sciences from the *Université Pierre et Marie Curie (Paris 6)*, France (1994), an MBA in Strategic Management from COPPEAD - UFRJ, and a course in *ESG Competent Board Program* from *Competent Boards*, Canada (2021). She is **(i)** Member of the Board of Directors of TotalEnergies (since May 2023) and Member of the Strategy Committee; **(ii)** Member of the Board of Directors of Trident Energy (since April/2022), Member of the HSE Committee and Member of the Technical Committee; **(iii)** Member of the Board of Directors of *Mubadala Capital DW Brasil* (since March/2022); **(iv)** Member of the Advisory Board of the *Grupo Ultra* (since September/2022); **(v)** Member of the Board of Directors of IBP (*Instituto Brasileiro de Petróleo e Gás*); **(vi)** Chair of the *Rio Oleo, Gas & Energia* 2024 Conference and Exhibition; and **(vii)** Member of the Board of WILL (*Women Leadership in Latin America*).



Fernando Jorge Buso Gomes

Current Vice Chairman of the Board of Directors at Vale S.A.
• Member of the the Capital Allocation and Projects Committee

Skills, Knowledge and Expertise:
- Relevant Executive Experience
- Finance & Portfolio with Value Orientation and Performance *Accountability*
- Capital Markets
- Risk Management and Security

Time with Vale:
since 2015 (10 years)

Nomination of shareholder:
Bradespar

Main experiences:

Mr. Fernando Jorge Buso Gomes graduated with a bachelor's degree in Economic Science from *Faculdades Integradas Bennett* in 1979. He has over 40 years' experience in planning complex financial strategies, mergers and acquisitions, capital markets, relationship with shareholders and stakeholders, team training and management, performance assessment of Boards of Directors and business strategy, at both Brazilian and international companies. At Vale S.A., he is a Member of the Board of Directors (since April 2015) and Member of the Capital Allocation and Projects Committee (since December 2022) of Vale. His main professional experiences in the last 5 years include: **(i)** Member of the Innovation Committee (May/2023 to April/2024), Vice-Chairman of the Board of Directors (January/2017 to April/2023), Coordinator (May/2019 to April/2021) and Member (May/2021 to December/2022) of the People, Remuneration and Governance Committee, Member of the People and Remuneration Committee (December/2022 to April/2023), Coordinator of the Financial Committee (December 2019 to April 2021 and November 2021 to May 2022), Coordinator of the Sustainability Committee (November 2017 to April 2019), Member and Coordinator of the People Committee (November 2017 to April 2019) of Vale; **(ii)** Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (April 2022 to May 2023), Vice Chairman of the Board of Directors (April 2018 to October 2019) and Chairman of the Board of Directors (October 2019 to April 2020) of Bradespar S.A.; **(iii)** Investor Relations Officer of *Millennium Security Holdings Corp.* (since October 2015), a *holding* company wholly indirectly controlled by Banco Bradesco, established in early 2003, to be used as a vehicle for the acquisition of shares issued by Valepar, sold by Sweet River in 2003.



Franklin Lee Feder

Candidate for Independent Member of the Board of Directors at Vale S.A.

Board of Directors at other listed companies:

- Member of the Board of Directors of Prumo
- Member of the Board of Directors of CBA
- Member of the Board of Directors of *AES Brasil*

Skills, Knowledge and Expertise:

- Mining
- ESG
- Steel and Metallurgy
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Finance & Portfolio with Value-orientation and Performance *Accountability*

Principais experiências:

Mr. Franklin graduated in Business Administration from *Fundação Getúlio Vargas* in 1972, and holds an MBA in *Business* from IMD, completed in 1977. He has a solid career built in the field of strategic consulting and a long and successful career in leadership of Alcoa, where he worked for 24 years, ten of which were as CEO for the entire Latin American and Caribbean region. During his time at Alcoa, he held senior positions in the financial area and was responsible for monitoring capital projects, raising funds and defining and controlling budgets for the entire organization. He managed an asset-heavy organization, operating in several countries and sectors, with about 8,000 employees under his leadership. In the 10 years he was in the position, Alcoa significantly expanded its operations. His main professional experiences in the last 5 years include: **(i)** Member of the Board of Directors of Prumo (since 2019); **(ii)** Member of the Board of Directors of Minerals Technologies Inc. (since 2017); **(iii)** Member of the Board of Directors of CBA – *Companhia Brasileira de Alumínio* (since 2017); **(iv)** Member of the Board of Directors of AES Brasil (since 2016); **(v)** Member of the PACCAR Board (2018 to 2024); **(vi)** Chairman of the Board of InterCement (2017 to 2020); **(vii)** Member of the Board of Directors of WRI Brasil (2013 to 2020); **(viii)** Member of the Board of Directors of *Loma Negra* (2018 to 2020).



Heloísa Belotti Bedicks

Independent Member of the Board of Directors at Vale S.A.

- Member of the Audit and Risk Committee
- Member of the Sustainability Committee

Board of Directors at other listed companies:

- Member of the Board of Directors of *MAPFRE Group*

Skills, Knowledge and Expertise:

- Relevant Executive Experience
- Cultural Transformation & Talent Management
- Business Innovation
- ESG
- Institutional, Governmental and Regulatory Relations
- Risk and Safety Management

Time with Vale:

since 2022 (3 years)

Main experiences:

Ms. Heloísa graduated in Economics from the *Universidade Estadual de Campinas* – Unicamp in 1983, and in Accounting Sciences from the *Pontifícia Universidade Católica* of Campinas in 1985. She holds a specialization in Corporate Governance from *Yale University*, completed in 2003, and in Board of Directors from *Chicago University*, completed in 2007, as well as a master's degree in Business Administration from *Mackenzie University*, completed in 2008. She is an independent member of the Board of Directors (since November 2024), Member of the Audit and Risk Committee (since November 2024) and Member of the Sustainability Committee (since November 2024) of Vale. Her main professional experiences in the last 5 years include: **(i)** Member of the Fiscal Council (April/2022 to September/2024) of Vale; **(ii)** Member of the Fiscal Council of TIM Brasil (since March 2024); **(iii)** Member of Gasmig's Audit Committee (since May 2023); **(iv)** Member of the Board of Directors of the MAPFRE Group (since February 2021); **(v)** Member of the Audit Committee of Brasilseg (since September 2020); **(vi)** Member of the Board of Directors and Member of Advisory Committees to the Board of the *Banco Nacional de Desenvolvimento Econômico e Social* – BNDES (April 2020 to March 2023); **(vii)** Member of Braskem's Fiscal Council (May 2020 to April 2022); **(viii)** Volunteer Member of the Fiscal Council of *Fundação Boticário* (since April 2020); **(ix)** Volunteer Member of the UN Global Compact Brazil Network (since June 2021); **(x)** Volunteer Deliberative Director of the Open Doors Mission (since November 2016); **(xi)** General Officer of the *Instituto Brasileiro de Governança Corporativa* – IBGC (between April 2001 and January 2020).



João Luiz Fukunaga

Member of the Board of Directors at Vale S.A.
- Coordinator of the People and Remuneration Committee
- Member of the Sustainability Committee

Skills, Knowledge and Expertise:
- **Relevant Executive Experience**
- **Cultural Transformation & Talent Management**
- **ESG**
- **Institutional, Governmental and Regulatory Relations**

Time with Vale:
since 2023 (2 years)

Nomination of Shareholder :
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI

Main experiences:

Mr. João Luiz Fukunaga graduated in History from the *Pontifícia Universidade Católica* - PUC-SP in 2007, and holds a master's degree in Social History from the same institution, concluded in 2009. He is a Member of Vale's Board of Directors (since May 2023), Coordinator of the People and Remuneration Committee (since May 2023) and Member of the Sustainability Committee (since May 2023). He is President of PREVI – *Banco do Brasil* Employees' Pension Fund (since February 2023), and began his career as a professor, having also worked as a researcher and carried out several academic productions in the area of education. He has been a career employee of *Banco do Brasil* since 2008. His main professional experiences in the last 5 years include: **(i)** Head (from 2012 to February 2023) of the Bank Employees Union of São Paulo, where he was **(ii)** National Coordinator of the BB Employees' Negotiation Committee; **(iii)** Secretary of Legal Affairs (since 2017); **(iv)** responsible for the Organization and Administrative Support area (from 2020 to February 2023); and **(v)** Union Auditor (2022 to February 2023) of the Union of Bank Employees of São Paulo.



Manuel Lino Silva de Sousa Oliveira (Ollie)

Independent Member of the Board of Directors and Lead Independent Director (LID) of Vale S.A.

- Chair of the Audit and Risks Committee

Skills, Knowledge and Expertise:

- ESG
- Mining
- Capital Markets
- Business Innovation
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value-orientation and Performance *Accountability*

Vale Time:
since 2021 (4 years)

Main experiences:

Mr. Manuel Oliveira (Ollie) graduated in Accounting and Business Economics in 1973 and specialised in Accounting Theory in 1975 from the University of Natal-Durban in South Africa. He also holds specialisations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa and the Institute of Chartered Management Accountants in the UK, respectively. An executive with over 45 years' experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. He is a recognised independent director, having served on several international boards in the industrial area. He has experience in institutional relations, finance and mining. He is Lead Independent Director ('LID') of the Board of Directors (since June/2023), independent member (since May/2021) and Chair of the Audit and Risks Committee (member since December/2022, served as Chair until June 2023 and from July 2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Capital Allocation and Projects Committee (April/2024 to November/2024), Member of the People and Remuneration Committee (May/2023 to March/2024), Coordinator of the Audit Committee (August/2021 to December/2022), Member of the Nomination and Governance Committee (December/2022 to April/2023), Member of the Nomination Committee (May/2022 to December/2022) and Member of the People, Remuneration and Governance Committee (August/2021 to May/2022) at Vale; (ii) Member (May/2022 to December/2024) and Chairman (June/2022 to December/2024) of the Board of Directors of Jubilee Metals Group PLC, a public company in the natural resources and mining sector listed on the London Stock Exchange; (iii) Senior independent member of the Board of Directors (April/2018 to March/2022) of Polymetal International PLC, a listed gold and silver mining company; (iv) Senior independent member of the Board of Directors (October/2011 to August/2021) of Antofagasta PLC, a listed natural resources and mining company; (v) Independent member of the Board of Directors (February/2020 to July/2021) of Blackrock World Mining Investment Trust PLC, a British mining investment company; and (vi) Member of the Board of Directors of Vale Base Metals (since January/2025).



Marcelo Gasparino da Silva

Independent Member and Vice-Chairman of the Board of Directors of Vale S.A.

- Member of the Nomination and Governance Committee
- Member of the People and Remuneration Committee

Board of Directors in other listed companies:

- Member of the Board of Directors of Eletrobras
- Independent Member of the Board of Directors of Banco do Brasil S.A.

Skills, Knowledge and Expertise:

- ESG
- Mining
- Oil & Gas
- Capital Markets
- Risk and Safety Management
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Institutional, Government and Regulatory Relations

Vale Time:

Full member since 2020 (5 years) and Alternate Member from 2016 to 2017 and from 2019 to 2020

Main experiences:

Mr Marcelo Gasparino da Silva graduated in Law from the Federal University of Santa Catarina in 1995 and post-graduated in Corporate Tax Administration from the ESAG - ÚNICA Foundation in 2000. He has executive training in mergers and acquisitions at the London Business School and CEO FGV (IBE/FGV/IDE). He is a Professor at the ENA Foundation - School of Government for the certification of administrators of state-owned companies and mixed-capital companies. He has been a Certified by Experience Board Member (CCA+) by the Brazilian Institute of Corporate Governance - IBGC since 2010. Vice-Chairman (since April/2023) and Member (since April/2020) of the Board of Directors, Member of the Nomination and Governance Committee (since December/2022) and Member of the People and Remuneration Committee (since April/2024) of Vale. His main professional experiences in the last 5 years include: (i) Member of the Capital Allocation and Projects Committee (May/2023 to April/2024), Coordinator of the Sustainability Committee (May/2021 to April/2023), Member of the Nomination Committee (May/2022 to December/2022), Member of the Operational Excellence and Risks Committee (May/2021 to May/2022), Member of the Sustainability Committee (June/2020 to April/2021) and Alternate Member of the Board of Directors (August/2016 to April/2017 and May/2019 to April/2020) of Vale; (ii) Member of the Board of Directors of Banco do Brasil (since April/2023), where he is a member of the Statutory Audit Committee, the People, Remuneration and Eligibility Committee; (iii) Chairman of the Board of Directors of Eternit S.A. (April/2017 to March/2023); (iv) Member of the Board of Directors of CEMIG (April/2016 to July/2022); (v) Member of the Board of Directors (April/2020 to March/2025) and Member of the Fiscal Council (May/2019 to April/2021) of Petrobras, where he was Chair of the Statutory Health, Safety and Environment Committees, and of the Minorities Committee, as well as Member of the following statutory committees: Audit Committee of the companies in the Petrobras Conglomerate, Investment Committee and People Committee; (vi) Professor at the ENA Foundation - School of Government for certifying managers of state-owned companies and mixed-capital companies; (vii) Member of the Board of Directors of Eletrobras (December/2012 to April/2014, April/2016 to April/2017 and since August/2022), where he is also Chair of the Sustainability Committee (since June/2024) and was Vice-Chair of the Statutory Strategy, Governance and Sustainability Committee (August/2022 to June/2024); (viii) Member of the Board of Directors (April/2017 to April/2020) of Kepler Weber; (ix) Member of the Board of Directors of CASAN (April/2019 to February/2020); (x) Member of the Board of Directors of GASMIG (April/2020 to April/2021).



Rachel de Oliveira Maia

Independent Member of the Board of Directors of Vale S.A.
- Chair of the Sustainability Committee
- Member of the Nomination and Governance Committee

Skills, Knowledge and Expertise:
- ESG
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Risk and Safety Management

Vale Time:
since 2021 (4 years)

Board of Directors in other listed companies:
- Independent member of the Board of Directors of *Companhia Brasileira de Distribuição - Grupo Pão de Açúcar*
- Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equity)

Main experiences:

Ms Rachel de Oliveira Maia graduated in Accounting Sciences from the FMU University Centre in 1996. She has general management training at the University of Victoria, Canada (2001), an MBA from Fundação Instituto de Administração (FIA) (2007), a Negotiation and Leadership course from the Executive Education Programme at Harvard Business School (2014), an MBA from Fundação Getúlio Vargas (FGV) (February 2018), an Advanced Programme for CEOs, Board Members and Presidents course at Sant' Paul SEER (2021) and in October 2024 she was awarded the title of Dr. Honoris Causa from Estácio de Sá University for her leadership, performance and commitment to promoting a significant transformation in society, inclusion, diversity and social responsibility. She has been an independent member of the Board of Directors (since May/2021), Chair of the Sustainability Committee (since May/2023) and a member of Vale's Nomination and Governance Committee (since April/2024). Her main professional experiences in the last 5 years include: (i) Member of the Audit and Risks Committee (May/2022 to April/2024), Member of the Sustainability Committee (May/2021 to April/2023) and Member of the Audit Committee (May/2022 to December/2022) at Vale; (ii) Independent member of the Board of Directors of Companhia Brasileira de Distribuição - Grupo Pão de Açúcar (since April 2024); (iii) Founder of the non-profit organisation CAPACITA-ME (since December/2018); (iv) Founder and CEO of RM Consulting, focused on ESG and Leadership (since April/2018); (v) Independent Member of the Board of Directors of Banco do Brasil (May/2021 to April/2023); (vi) Member of the Sustainability Committee of Banco do Brasil (December/2021 to June/2023); (vii) Member of the People, Remuneration and Eligibility Committee of Banco do Brasil (since August/2023); (viii) Member of the Audit Committee of Banco do Brasil (since September/2021); (ix) Chair of the Board of Directors of the UN Global Compact Brazil and Ambassador of SDG5 (gender equity) (since April/2023); (x) Independent member of the Board of Directors of CVC Corp (March/2021 to August/2023); (xi) Independent member of the Board of Directors of Grupo Soma (December/2020 to May/2022); (xii) Diversity and Inclusion Advisor at Carrefour (November/2020 to November/2021); (xiii) Member of the Women of Brazil Group (since 2020); (xiv) Member of the Economic and Social Committee of the Development Council (since 2018); (xv) Managing Consultant of SumUp (December/2020 to December/2021); (xvi) Chair of the Advisory Board of UNICEF (October/2019 to September/2021); (xvii) Member of the General Board of the Danish Consulate (April/2014 to November/2020); (xviii) Member of the Danish Chamber of Commerce (April/2014 to November/2020); and (xix) CEO of Lacoste S. A. (Brazil) (October/2018 to September/2020).



Reinaldo Duarte Castanheira Filho

Independent Member of the Board of Directors of Vale S.A.

- Member of the Capital Allocation and Projects Committee
- Member of the Audit and Risks Committee

Skills, Knowledge and Expertise:

- Mining
- Commercial and Trading
- Steel and Metallurgy
- Risk and Safety Management
- Institutional, Government and Regulatory Relations
- Finance & Portfolio with Value-orientation and Performance *Accountability*

Vale Time:
since 2024 (1 year)

Main experiences:

Mr Reinaldo graduated in Economics from the Pontifícia Universidade Católica of Minas Gerais in 1992. He is an independent Member of the Board of Directors (since November/2024), Member of the Capital Allocation and Projects Committee (since November/2024) and Member of the Audit and Risks Committee (since November/2024) of Vale. His main professional experiences in the last 5 years include: (i) Managing Partner of Heritage Holding (since March/2013), a consultancy, advisory and manager of proprietary resources for investment; and (ii) Independent Member of the Mining Committee of Grupo Maringá (since March/2022), a company operating in the sugar-energy and steel sectors.



Shunji Komai

Member of the Board of Directors of Vale S.A.
- Member of the Capital Allocation and Projects Committee
- Member of the People and Remuneration Committee

Skills, Knowledge and Expertise:
- Mining
- Commercial & Trading
- Global Chain Logistics
- Experience in the Business Environment in Asia

Vale Time:
since 2023 (2 years)

Shareholder Nomination:
Mitsui & CO., LTD

Main experiences:

Mr Shunji graduated in Arts - Foreign Languages from Dokkyo University in Japan in 1994. He has been a Member of the Board of Directors (since May/2023), a Member of the People and Remuneration Committee (since May/2023) and a Member of the Capital Allocation and Projects Committee (since April/2024) at Vale. His main professional experiences in the last 5 years include: (i) Member of the Innovation Committee (May/2023 to April/2024) at Vale; (ii) Senior Director Vale business (since February/2023), Deputy General Manager, new metals and aluminium (July/2021 to October/2021) and General Manager, Brazil business department, Iron Ore Division (April/2017 to August/2020) at Mitsui & CO. LTD; (iii) Vice President of Mitsui & CO. (Brasil) S.A. (since February/2023); and (iv) CEO and President of Mitsui & CO. Mineral Resources Development (Asia) (November/2021 to January/2023).



Wilfred Theodoor Bruijn (Bill)

Candidate for Independent Member of the Board of Directors of Vale S.A.

Skills, Knowledge and Expertise:

- Mining
- ESG
- Business Innovation
- Relevant Executive Experience
- Cultural Transformation and Talent Management
- Finance & Portfolio with Value-orientation and Performance *Accountability*

Main experiences:

Mr Wilfred (Bill) graduated in Mathematics from Manhattanville University in 1985, and holds an MBA from IBMEC - Instituto Brasileiro de Mercado de Capitais, completed in 1992. He has extensive experience in the mining sector and in C-Level positions. In the first 20 years of his career he worked in financial positions, reaching the position of CFO of Minerações Brasileiras Reunidas (MBR). He also served as CEO of Mineração Usiminas (MUSA) from 2009 to 2018, and as Director of Iron Ore Expansion Projects at Vale S.A. from 2007 to 2009, coordinating a team responsible for the implementation of several capital projects in various regions of Brazil, with a portfolio in excess of US$ 5 billion. He was part of the integration team for Vale's acquisition of MBR. His main professional experiences in the last 5 years include: (i) Honorary Consul of the Kingdom of the Netherlands for the State of Minas Gerais (2016 to 2024); (ii) President (2022 to 2023) and Member of the Board of Directors (2015 to 2023) of IBRAM (Brazilian Mining Institute); (iii) Chairman of the Board of Directors of Ferroport (2019 to 2023); and (iv) CEO of Anglo American Brasil (2019 to 2023).

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26143FBCCF508DFF84A259BBDB3EAF1ECA84D319C1FDC1517FA947EDDCE241D7

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☑ Daniel André Stieler (Signatário) - 391.145.110-53 em 24/02/2025 18:14 UTC-03:00

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Client Timestamp Mon Feb 24 2025 18:13:59 GMT-0300 (Horário Padrão de Brasília)

Geolocation Location not shared by user.

IP 187.43.190.11

Identificação: Por email: stieler.daniel@gmail.com

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FC3D7548E613446E9724B8C30F7650CFCC5C18A18B6EA7BF00698618662DB5E0

☑ Marcelo Gasparino da Silva (Signatário) - 807.383.469-34 em 24/02/2025 18:05 UTC-03:00

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Geolocation Latitude: -27.589493722746326 Longitude: -48.5527594090005 Accuracy: 19.87532889206157

Geolocation Latitude: -27.589493722746326 Longitude: -48.5527594090005 Accuracy: 19.87532889206157

IP 189.4.122.214

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F2E274B7C4B46885A8B59B5F27EBAE135FDE68ABD340F68F673BE481E7FA20D8

☑ Rachel de Oliveira Maia (Signatário) - 143.363.438-45 em 24/02/2025 17:47 UTC-03:00
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IP 186.229.172.84
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80C2C21B9011F8FAD15326FBCCB694254107B34CF206CCBE82591140DCD56A18